Brion R. Thompson, Esq.

December 10, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:          John Hancock Series Trust (the “Trust”)

File Nos. 002-75807; 811-03392

Dear Sir/Madam:

This letter is in response to comments received via telephone on December 3 and December 8, 2009, from the staff of the Securities and Exchange Commission (“SEC”) with respect to Post-effective Amendment No. 57 (“Amendment No. 57”) to the Trust’s Registration Statement on Form N-1A for John Hancock Mid Cap Equity Fund, a series of the Trust (the “Fund”), which was filed with the SEC on October 8, 2009 (accession no. 0000950123-09-049029).  Set forth below is a summary of each comment, followed by our response.  Page references are to numbers at the bottom of the page in Amendment No. 57.  References to “Items” are to Items of Form N-1A.

Comment 1 – Front Cover.  In accordance with Item 1(a)(2), include on the front cover of each of the Fund’s prospectuses the exchange ticker symbol for each share class included in the prospectus.

Response 1 – The exchange ticker symbol for each share class of the Fund covered in each prospectus has been added to the front cover.

Comment 2 – page 2, Fund summary.  Since Item 2 does not provide for the inclusion of the Fund’s class and exchange ticker symbol references in this section of the prospectus, they should be removed.

Response 2 – The class and exchange ticker symbol references in the Fund summary have been removed.

Comment 3 – page 2, Fund summary – Fees and expenses.  In the explanation of “Shareholder transaction expenses,” remove the sentence: “A $4.00 fee will be charged for wire redemptions.”  Instruction 2(b) to Item 3, however, provides for the inclusion of a “Redemption Fee” line item in the Shareholder Fees table.  State whether the $4.00 fee is considered a “Redemption Fee” within the meaning set forth in Instruction 2(b) to Item 3, and if so, include it in the table.

Response 3 – The reference to the $4.00 fee for wire redemptions has been removed from the “Shareholder transaction expenses” introduction.  Also, since the Fund does not consider this fee to be a “Redemption Fee,” it will not be included in the “Shareholder transaction expenses” table.

Comment 4 – page 2, Fund summary – Fees and expenses.  Under the “Annual operating expenses” table, remove footnotes 1 and 2.  Item 3 does not provide for the inclusion of footnote 1, which states: “Except for investments of $1 million or more; see ‘How sales charges are calculated.’”  Instruction 2(a)(i) to Item 3 does, however, permit a fund to include in a footnote to the fee table, if applicable, a table showing the amount of sales charges over time or a narrative explanation of such charges.  Also, footnote 2, which states that a voluntary expense limitation is in place for the Fund that is terminable at any time, is not permitted.  Instruction 3(e) to Item 3 permits only expense limitation arrangements that are in place for at least one-year to be included in the expense table and footnoted accordingly.

Response 4 – Footnotes 1 and 2 have been removed.

Comment 5 – page 2, Fund summary – Fees and expenses.  Footnote 3, which states that “‘Other Expenses’ shown exclude 0.06% of one time extraordinary expense incurred in the prior fiscal year.” should be revised to conform to Instruction 3(c)(ii), which requires funds to disclose in a footnote what “Other expenses” would have been had extraordinary expenses been included.

Brion R. Thompson, Esq.

December 10, 2009

Response 5 – Footnote 3 has been renumbered as footnote 1 and amended and restated as follows:

1“Other Expenses” are restated and exclude prior year extraordinary expenses.  Including the cost of the extraordinary expense “Other Expenses” would have been 1.58%.

Comment 6 – page 2, Fund summary – Expense example.  In the introductory paragraph, remove the words “and the reinvestment of all dividends.”  Item 3 does not provide for this additional language.

Response 6 – This language has been removed.

Comment 7 – page 2, Fund summary – Expense example.  Remove footnote 4, which states: “Reflects conversion of Class B shares to Class A shares, which have a lower expense ratio, after eight years.”  Item 3 does not provide for this additional statement.

Response 7 – Footnote 4 has been removed.

Comment 8 – page 3, Fund summary – Principal investment strategies.  Provide an explanation regarding how the market capitalization range of the Standard & Poor’s MidCap 400 Index (the “S&P Index”) is an appropriate capitalization range for the Fund, which has an investment policy of investing at least 80% of its net assets in equity securities of medium-capitalization companies.

Response 8 – On December 8, 2009, the Trust’s Board of Trustees approved a change in the market capitalization range used for the Fund’s investment in medium-capitalization companies from the S&P Index to the Russell Mid Cap Growth Index (the “Russell Index”), which ranged from $282.3 million to $15.8 billion as of October 31, 2009.  The market capitalization range of the Russell Index is an appropriate range for the Fund because it best represents the medium-capitalization companies in which the Fund invests.  The Russell Index measures the performance of the mid-cap value segment of the U.S. equity universe.  The Fund believes that the Russell Index is constructed to provide a comprehensive and unbiased barometer of the mid-cap value market.

Comment 9 – page 3, Fund summary – Principal investment strategies.  Although the “Principal risks” section includes a description of foreign securities risk, there is no corresponding disclosure in the “Principal investment strategies” section.  Either delete the description of foreign securities risk in the “Principal risks” section or add corresponding disclosure to the “Principal investment strategies” section.

Response 9 – Since investment in foreign securities is a principal investment strategy of the Fund, the following has been added to the “Principal investment strategies” section:

The fund will primarily invest in securities of U.S. companies, but may also invest in securities of foreign issuers.

Comment 10 – page 3, Fund summary – Principal investment strategies.  The last two paragraphs, which state the Fund’s policies with respect to temporary investments and active trading, constitute additional information and may not be included in the Risk/Return Summary section, which may only include information required by Items 2 through 8.  The Fund should include these disclosures in a later portion of the prospectus corresponding to Item 9, in accordance with Instructions 6 and 7 to that Item.

Response 10 – As required by Item 9, these two paragraphs have been moved to the introductory paragraph of the “Fund details” section, which immediately precedes “Risks of investing.”

Comment 11 – page 3, Fund summary – Past performance.  Item 4(b)(2)(i) requires a fund to disclose, if applicable, that updated performance information is available and provide a Web site address and/or toll-free (or collect) telephone number where such information may be obtained.  State whether this disclosure is applicable to the Fund and, if so, amend the prospectus accordingly.

Brion R. Thompson, Esq.

December 10, 2009

Response 11 – Updated performance information for the Fund is available so the following statement has been added:

Performance for the fund is updated daily, monthly and quarterly and may be obtained at our Web site: www.jhfunds.com/Fund/PerformanceTable.aspx?ProductType=MutualFund or call Signature Services at 1-800-225-5291 between 8:00 A.M. and 7:00 P.M., Eastern Time, on most business days.

Comment 12 – page 4, Fund summary – Past performance.  Remove footnote 5 to the “Average annual total returns” table, which describes the broad-based market index, as this additional information is not permitted under Item 4.

Response 12 – Footnote 5 has been removed.

Comment 13 – page 4, Fund summary – Past performance.  As required by Item 4(b)(2)(ii), in the “Calendar year total returns” section the year-to-date information needs to be moved to a footnote to the bar chart.  The “Best quarter” and “Worst quarter” information needs to be moved so it follows the bar chart.

Response 13 – The “Calendar year total returns” section has been revised to conform to Item 4(b)(2)(ii).

Comment 14 – page 4, Fund summary – Purchase and sale of fund shares.  Revise this paragraph to remove the additional information not permitted by Item 6.  Specifically, delete “purchase or” in the first sentence and delete the second, third, fourth and fifth sentences in the paragraph.

Response 14 – The paragraph under the caption “Purchase and sale of fund shares” has been amended and restated as follows:

The minimum initial investment requirement for Class A, B and C shares of the fund is $2,500, except for Coverdell ESAs it is $2,000 and group investments it is $250.  There are no subsequent investment requirements.  You may redeem shares of the fund on any business day through our Web site: www.jhfunds.com; by mail: Mutual Fund Operations, John Hancock Signature Services, Inc., P.O. Box 9510, Portsmouth, NH 03802-9510; or by telephone: 1-800-225-5291.

Comment 15 – page 4, Fund summary – Taxes.  Revise this paragraph to remove the additional information not permitted by Item 7.  Specifically, since the second sentence of the first paragraph states that the Fund makes annual income and capital gains distributions, delete “at least annually” in the first sentence.  In addition, delete the second and third sentences of the second paragraph.

Response 15 – The paragraphs under the caption “Taxes” have been combined and amended and restated as follows:

The fund typically declares and pays income dividends and capital gains, if any, at least annually.  The fund’s distributions are taxable, and will be taxed as ordinary income and/or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401K plan or individual retirement account.

Comment 16 – page 5, Fund details.  If applicable, under Item 9, add further discussion of the Fund’s principal investment strategies and how it will achieve its investment objective.

Response 16 – Additional discussion of the Fund’s principal investment strategies and how it will achieve its investment objective is not necessary as a full description is provided in the “Fund summary” under “Principal investment strategies” on page 3.

______________________________________________________________________________________

Brion R. Thompson, Esq.

December 10, 2009

Per the SEC staff’s request, the Trust acknowledges the following:

-          The Trust is responsible for the adequacy and accuracy of the disclosure in this filing;

-          Staff comments or changes to disclosure in response to staff comments in this filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

-          The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Please contact the undersigned at 617-663-3241 if you have any questions regarding this letter.

Sincerely,

/s/ David D. Barr

David D. Barr

Counsel and Assistant Secretary

cc: Brion Thompson, SEC examiner